082-03769

KPMG

SUPPL

Acesita S.A.

Report on the limited review quarter ended March 31, 2007

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Dlw 7/17

KPMG

KPMG Auditores Independentes
R. Paraíba, 1.122 - 13º
30130-918 - Belo Horizonte, MG - Brasil
Caixa Postal 509
30123-970 - Belo Horizonte, MG - Brasil

Central Tel 55 (31) 2128-5700
Fax 55 (31) 2128-5702
Internet www.kpmg.com.br

To
The Board of Directors and Shareholders
Acesita S.A.
Belo Horizonte - MG

1. We have performed a special review of the quarterly financial information of ACESITA S.A for the quarter ended March 31, 2007, which comprises the balance sheet and the consolidated balance sheet of this Company and its subsidiaries and the statement of income and the consolidated statement of income, the performance report and other relevant information, prepared in accordance with accounting practices generally accepted in Brazil and the rules issued by the Brazilian Securities Commission.

2. Our review was performed in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council and mainly consisted of: (a) inquiries and discussions with management responsible for the accounting, financial and operating areas of the Company concerning the main criteria adopted for preparing the quarterly information and (b) a review of post-balance sheet information and subsequent events which have or may have significant effects on the Company's financial situation and operations.

3. On the basis our special review we did not detect any material changes which should be made to the aforementioned quarterly information for it to be in accordance with accounting practices generally accepted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the preparation of quarterly information.

4. Our review was performed with the objective of issuing a report on the quarterly financial information referred above. The statements of added value and the statements of cash flows represent supplementary information to the statements mentioned in the first paragraph and are presented to enable further analysis. This supplementary information has been submitted to the same review procedures applied to the quarterly information and we are not aware of any material changes that should be made for the information in these statements to be in accordance with accounting practices generally accepted in Brazil and with the rules of the Brazilian Securities Commission.

KPMG

5. The balance sheets (parent company and consolidated) as of December 31, 2006, presented for comparison purposes, have been examined by us and we issued an unqualified audit opinion on them dated February 9, 2007. The statement of income of the parent company for the quarter ended on March 31, 2006, presented for comparison purposes, was reviewed by us and we issued an unqualified special review report on it dated May 15, 2006.

6. As disclosed in note 2, the Company began to present its consolidated quarterly financial information as from the quarter ended March 31, 2007. The consolidated statement of income as of March 31, 2006, presented for comparison purposes, was submitted to the same procedures referred to in the second paragraph and we did not detect any material changes which should be made to this statement of income for it to be in accordance with accounting practices generally accepted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the preparation of quarterly information

April 26, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira
Partner
Accountant CRCMG058176/O-0

ITR – QUARTERLY INFORMATION

Quarterly Information (Corporation Law) 2007/1 **16/05/2007 12:47**

01 – Company Data

01.01 – Identification

CVM Code: 00265-8
Corporate Name: ACESITA S.A.
CNPJ: 33.390.170/0001-89 **NIRE:** 31300042707

01.02 – Main Office

Full Address: Av. João Pinheiro, 580
Neighborhood or District: Centro **CEP:** 30130-180
Municipal Region: Belo Horizonte **UF:** MG
Area Code: 031 **Telephone:** 3235-4111
Telephone: 3235-4220 **Telephone:** 3235-4268
Telex: **DDD:** 031
Fax: 3235-4300 **Fax:** 3235-4264
Fax: 3235-4294 **E-mail .:** finance@acesita.com.br

01.03 - Investor Relations Director (address for Correspondence with the Company)

Name of Director: SERGIO AUGUSTO CARDOSO MENDES
Mailing Address: Av. João Pinheiro, 580
Neighborhood or District: Centro **CEP:** 30130-180
Municipal Region: Belo Horizonte **UF:** MG
DDD: 031 **Telephone:** 3235-4268
Telephone: **Telephone:**
Telex: **DDD:** 031
Fax: 3235-7218 **Fax:**
Fax: **E-mail of the Director:** finance@acesita.com.br

01.04 – ITR Reference

Fiscal Period in Course		Current Quarter			Previous Quarter		
Beginning	End	Number	Beginning	End	Number	Beginning	End
01/01/2007	31/12/2007	1	01/01/2007	31/03/2007	4	01/10/2006	31/12/2006

01.05 – Composition of Capital Stock

Number of Shares (in thousands):	Current Quarter 31/03/2007:	Previous Quarter 31/12/2006:	Equal to Previous Quarter 31/03/2006:
Of Paid-in Capital			
Common	24,900	24,900	24,900
Preferred	49,648	49,648	49,648
Total:	74.548	74.548	74.548
Treasury Stock			
Common	149	149	149
Preferred	105	105	105
Total:	254	254	254

1.06 – Characteristics of the Company

Type of Company:	- Commercial industrial and others
Status	Operational
Nature of Shareholding Control :	National – private sector
Activity Code Number	1060 – Metallurgy and Steel
Core Business:	STEEL - MANUFACTURING OF SPECIALTY STEELS
Type of Consolidated	Total
Type of Audit Report:	Unqualified

01.07 –Companies Not Included in the Consolidated Financial Statements

Item:	CNPJ:	Corporate Name

01.08 – Earnings in Cash Deliberated and/or Paid During and After the Quarter

Item:	Event:	Approval	Profit	Beginning of Payment.:	Type of Share	Earnings per Share (R$):
	General Shareholders' Meeting	25/04/2007	Dividend	10/05/2007	ON	0.93065100
	General Shareholders' Meeting	25/04/2007	Dividend	10/05/2007	PN	1.02371600
	General Shareholders' Meeting	25/04/2007	Interest on Equity	10/05/2007	ON	0.36467700
	General Shareholders' Meeting	25/04/2007	Interest on Equity	10/05/2007	PN	0.40114500

01.09 – Subscribed Capital Stock and Changes in the Fiscal Period in Course

Item:	Date of Change	Value of Capital Stock (x R$ 1000):	Value of Change (x R$ 1000):	Origin of Change:	Number of Shares Issued (Thousands):	Price of Share at Issuance (R$):

01.10 - Investor Relations Director

Data: 15/05/2007 **Signature: Not available**

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INITIALLED FOR IDENTIFICATION PURPOSES

ITR – QUARTERLY INFORMATION

Quarterly Report (Corporation Law) 2007/1 **16/05/2007 12:47**

Index

02 - Balance Sheet Real

02.01 –Balance Sheet - Assets (x R$ 1000)

Code Number of Account:	Description of Account	03/31/2007:	12/31/2006:
1	Total Assets	4,714,284	4,525,080
1.01	Current Assets	1,888,770	1,703,234
1.01.01	Cash and Cash Equivalent s	450,789	498,122
1.01.01.01	Cash and Banks	38,279	119,010
1.01.01.02	Financial Investments	412,510	379,112
1.01.02	Credits	572,569	482,927
1.01.02.01	Clients	572,569	482,927
1.01.02.01.01	Foreign Market	290,062	267,815
1.01.02.01.02	Domestic Market	365,393	361,278
1.01.02.01.03	Vendor	(66,784)	(130,065)
1.01.02.01.04	Provision for credit risks	(16,102)	(16,101)
1.01.02.02	Other receivables	0	0
1.01.03	Inventories	676,908	549,721
1.01.03.01	Finished Products	129,162	146,666
1.01.03.02	Products being manufactured	257,947	200,424
1.01.03.03	Raw Materials	102,344	106,611
1.01.03.04	Products in the hands of third parties	22,689	9,230
1.01.03.05	Imports in course	105,858	35,618
1.01.03.06	Materials for consumption and maintenance	69,365	66,072
1.01.03.07	Provision for losses	(10,457)	(14,900)
1.01.04	Others	188,504	172,464
1.01.04.01	Recoverable and deferred taxes	140,515	115,034
1.01.04.02	Deferred expenses	9,745	2,140
1.01.04.03	Employees' account	3,434	9,244
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Securities receivable	24,314	35,894
1.01.04.06	Restructuring assets	1,816	2,106
1.01.04.07	Assets earmarked for sale	170	170
1.01.04.08	Others	8,510	7,876
1.02	Long-term assets	2,825,514	2,821,846
1.02.01	Long-term Realizable Assets	400,726	403,346
1.02.01.01	Other receivables	307,631	308,215
1.02.01.01.01	Court Deposits	92,675	91,890
1.02.01.01.02	Deferred Income Tax and Social Contribution	171,469	174,627
1.02.01.01.03	Taxes and Contributions	19,283	16,550
1.02.01.01.04	Restructuring Assets	9,930	9,791
1.02.01.01.05	Securities receivable	0	0
1.02.01.01.06	Others	14,274	15,357
1.02.01.02	Credits with Associated Entities	92,926	94,852

INITIALLED FOR IDENTIFICATION PURPOSES

1.02.01.02.01	With Affiliates and Related Entities	0	0
1.02.01.02.02	With Subsidiaries	92,926	94,852
1.02.01.02.03	With Other Related Entities	0	0
1.02.01.03	Others	169	279
1.02.01.03.01	Deferred Expenses	169	279
1.02.02	Fixed Assets	2,424,788	2,418,500
1.02.02.01	Investments	260,373	238,080
1.02.02.01.01	Shareholding Interests in Affiliated/Related Companies	0	0
1.02.02.01.02	Shareholding Interests in Affiliated/Related Companies – Premium	0	0
1.02.02.01.03	Shareholding Interest in Subsidiaries	257,365	235,072
1.02.02.01.04	Shareholding Interest in Subsidiaries –Premium	0	0
1.02.02.01.05	Other Investments	3,008	3,008
1.02.02.02	Fixed Assets	2,122,412	2,140,648
1.02.02.02.01	Land	6,322	6,324
1.02.02.02.02	Buildings and Facilities	835,579	834,115
1.02.02.02.03	Industrial Equipment	2,391,306	2,366,720
1.02.02.02.04	Vehicles, Furniture, Utensils, Instruments	42,177	39,154
1.02.02.02.05	Accumulated Depreciation and Depletion	(1,279,208)	(1,235,210)
1.02.02.02.06	Advances to Suppliers	16,454	15,245
1.02.02.02.07	Construction Work in Course	75,196	88,317
1.02.02.02.08	Imports in Transit	7,217	344
1.02.02.02.09	Others	27,369	25,639
1.02.02.03	Intangible	42,003	39,772
1.02.02.04	Deferred	0	0

02.02 –Balance Sheet - Liabilities (x R$ 1000)

Account Code Number	Description of Account	31/03/2007:	31/12/2006:
2	Total Liabilities	4,714,284	4,525,080
2.01	Current Liabilities	936,303	950,862
2.01.01	Loans and Financings	142,797	197,794
2.01.02	Debentures	0	0
2.01.03	Suppliers	472,752	444,733
2.01.04	Taxes, Fees and Contributions	129,250	57,397
2.01.04.01	ICMS payable	9,762	4,950
2.01.04.02	IPI payable	11,117	7,167
2.01.04.03	Income Tax Withheld at Source payable	3,297	1,811
2.01.04.04	COFINS payable	0	2,918
2.01.04.05	IRPJ payable	50,307	0
2.01.04.06	CSLL payable	18,128	0
2.01.04.07	Provision for Deferred IRPJ/ CSLL	33,457	33,455
2.01.04.08	Others	3,182	7,096
2.01.05	Dividends payable	99,706	122,015
2.01.06	Provisions	9,936	11,556
2.01.06.01	Provision for Restructuring	9,936	11,556
2.01.07	Debts with Related Entities	0	0
2.01.08	Others	81,862	117,367
2.01.08.01	Salaries and Social Charges	50,583	73,850
2.01.08.02	Others	31,279	43,517
2.02	Non-current liabilities	806,799	827,540
2.02.01	Long-term liabilities	806,799	827,540
2.02.01.01	Loans and Financings	279,027	295,756

INITIALED FOR IDENTIFICATION PURPOSES

2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Entities	4,082	4,257
2.02.01.04.01	Acesita International Ltd.	4,082	4,257
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	523,690	527,527
2.02.01.06.01	Deferred Income Tax and Social contribution	322,392	330,758
2,02,01,06,02	Taxes and Contributions deposited in Court	20,110	19,957
2,02,01,06,03	Provisions for Contingencies	122,523	117,527
2,02,01,06,04	Provision for Restructuring	2,300	2,712
2,02,01,06,05	Others	56,365	56,573
2,02,02	Deferred income	0	0
2,04	Net Equity	2,971,182	2,746,678
2,04,01	Realized Capital Stock	1,251,921	1,251,921
2,04,02	Capital Reserves	3,948	3,948
2,04,02,01	IPI Subsidy – Law 7554/86	3,948	3,948
2,04,03	Revaluation Reserves	690,764	707,001
2,04,03,01	Own Assets	690,764	707,001
2,04,03,02	Subsidiaries/Affiliates and Similar	0	0
2,04,04	Profit Reserves	783,808	783,808
2,04,04,01	Legal	85,771	85,771
2,04,04,02	Statutory Reserves	0	0
2,04,04,03	For contingencies	0	0
2,04,04,04	Realizable profits reserve	0	0
2,04,04,05	Profit Withholding	0	0
2,04,04,06	Special reserve for Non-distributed Dividends	0	0
2,04,04,07	Other Profit Reserves	698,037	698,037
2,04,04,07,01	Treasury Stock	(3,937)	(3,937)
2,04,04,07,02	For Investment and Working Capital	701,974	701,974
2,04,05	Accumulated Profits/Losses	240,741	0
2,04,06	Advance for Future Capital Increase	0	0

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03 – Income Statement Real

03.01 – Income Statement (x R$ 1000)

Code Number of Account:	Description of Account	01/01/2007 to 31/03/2007:	01/01/2007 to 31/03/2007:	01/01/2006 to 31/03/2006:	01/01/2006 to 31/03/2006:
3.01	Gross Income from Sales and/or Services	1.333,909	1,333,909	854,738	854,738
3.02	Deduction from Gross Income Revenues	(241,935)	(241,935)	(158,806)	(158,806)
3.03	Net Revenues from Sales and/or Services	1,091,974	1,091,974	695,932	695,932
3.04	Cost of Goods and/or Services Sold	(748,440)	(748,440)	(501,298)	(501,298)
3.05	Gross Income	343,534	343,534	194,634	194,634
3.06	Operating Expenses/Income	(65,759)	(65,759)	(36,590)	(36,590)
3.06.01	From Sales	(41,083)	(41,083)	(37,012)	(37,012)
3.06.01.01	Expenses with Personnel/Labor Charges	(5,224)	(5,224)	(5,493)	(5,493)
3.06.01.02	Expenses with Sales	(10,894)	(10,894)	(9,758)	(9,758)
3.06.01.03	Expenses with Exports	(22,697)	(22,697)	(20,140)	(20,140)
3.06.01.04	Others	(2,268)	(2,268)	(1,621)	(1,621)
3.06.02	General and Administrative	(34,920)	(34,920)	(33,077)	(33,077)
3.06.02.01	Remuneration of Personnel / Social Charges	(12,214)	(12,214)	(11,605)	(11,605)
3.06.02.02	Rents	(647)	(647)	(669)	(669)
3.06.02.03	Outsourced Services	(8,419)	(8,419)	(9,304)	(9,304)
3.06.02.04	Taxes, Fees and Penalties	(3,612)	(3,612)	(3,658)	(3,658)
3.06.02.05	Depreciation	(3,066)	(3,066)	(2,301)	(2,301)
3.06.02.06	Others	(6,962)	(6,962)	(5,540)	(5,540)
3.06.03	Financial	(2,685)	(2,685)	(7,455)	(7,455)
3.06.03.01	Financial Income	14,497	14,497	14,173	14,173
3.06.03.02	Financial Expenses	(17,182)	(17,182)	(21,628)	(21,628)
3.06.04	Other Operating Income	1,097	1,097	43,038	43,038
3.06.04.01	Net Monetary Variations	1,097	1,097	43,038	43,038
3.06.05	Other Operating Expenses	(1,027)	(1,027)	(3,403)	(3,403)

INITIALED FOR IDENTIFICATION PURPOSES

3.06.06	Equity Income	12,859	12,859	1,319	1,319
3.07	Operating Income	277,775	277,775	158,044	158,044
3.08	Non-Operating Income	1,024	1,024	7,025	7,025
3.08.01	Income	1,699	1,699	13,510	13,510
3.08.02	Expenses	(675)	(675)	(6,485)	(6,485)
3.09	Income Before Taxes/Shareholding Interest	278,799	278,799	165,069	165,069
3.10	Provision for Income Tax and Social Contribution	(70,234)	(70,234)	(39,224)	(39,224)
3.11	Deferred Income Tax	15,939	15,939	0	0
3.12	Shareholding Interests/Statutory Contributions	0	0	0	0
3.12.01	Shareholding Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Earnings/Losses in the Period	224,504	224,504	125,845	125,845

03.02 – Earnings/Losses per Share

	Current Quarter 01/01/2007 to 31/03/2007:	Accumulated – Current Fiscal Period 01/01/2007 to 31/03/2007:	Equal to Previous Fiscal Period 01/01/2006 to 31/03/2006:	Accumulated – Previous Fiscal Period 01/01/2006 to 31/03/2006:
Number of Shares, with the exception of Treasury Stock (thousands):	74,294	74,294	74,294	74,294
Earnings per Share (R$)	3.02183	3.02183	1.69388	1.69388
Losses per Share (R$)	0.00000	0.00000	0.00000	0,00000

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1 Operations

Acesita S.A. ("the Company") is a publicly-held company engaged in the manufacturing and marketing of specialty steel products, the exploitation of agribusiness, and the rendering of related technical services.

The Company conducts its main business activities at a steel plant located in the city of Timóteo in the State of Minas Gerais. In addition, the Company holds shareholding interests in other companies in the lines of business related to its corporate purpose.

On March 31, 2007, the main ownership interest and the respective lines of business were as follows:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct ownership) – distribution and processing of steel for third parties and subsequent sale to end consumers, especially under the name "Amorim Comercial" and "Acesita Serviços Campinas", as well as holding shareholding interests in other companies as follows:

  - Acesita Energética Ltda. - (100% ownership interest) - reforestry and charcoal production;
  - Inox Tubos S.A. - (43.85% total shareholding interest - 50.0% of the voting stock) - production and marketing of special alloy seamed pipes;
  - Acesita Argentina S.A. - (100% ownership interest) - commercial representation in Argentina;
  - Preservar Madeira Reflorestada Ltda. - (50% indirect ownership interest) - manufacturing of wood artifacts.

- Acesita International Ltd. - (100% direct ownership interest) - commercial representation abroad.
- Acesita Export and Trade - (100% direct ownership interest) - commercial representation abroad.
- Acesita Centros de Serviços Ltda. - (100% direct ownership interest) - rendering of services for the cutting and finishing of metallurgic products in general.

2 Presentation of quarterly information

The main accounting principles, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the fiscal year ended December 31, 2006, according to the accounting practices adopted in Brazil and to the rules of the the Brazilian Securities Commission (CVM). The amounts are presented in thousands of reais.

As of the quarter ended March 31, 2007 the Company also decided to present, in addition to the balance sheet, the income statement and explanatory notes on the parent company ACESITA S.A., the consolidated income statement and explanatory notes on the Company and its subsidiaries. Thus, for comparative purposes, this Quarterly Information also includes the balance sheet, income statement and, where applicable, information contained in the explanatory notes, related to the consolidated data for December 31 and March 31, 2006.

3 Main consolidation procedures

The accounting policies were applied in a uniform manner in regard to all the consolidated companies, and were consistent with the ones used for the fiscal year ended December 31, 2006 and for the quarter ended March 31, 2006.

The consolidated Quarterly Information includes the financial statements of the parent company and of the subsidiaries referred to in Note 1.

The parent company's ownership interest in the net equity of the subsidiaries was eliminated, as were the balances of assets and liabilities, revenues, costs, expenses and unearned profits arising from transactions carried out between the companies, net of tax charges. The results of the subsidiary companies Inox Tubos S.A. and Preservar Madeira Reflorestada Ltda., whose ownership control is held jointly with other shareholders, are consolidated according to the proportional consolidation method, applicable to each item of the subsidiaries' financial statements. Consequently, the shareholding interest owned by minority shareholders is not emphasized.

The reconciliation of shareholders' equity and net income to the consolidated and parent company's results is detailed below:

	Shareholders' equity		Net income in the period	
	31/03/07	31/12/06	31/03/07	31/12/06
Consolidated	2,950,701	2,731,874	218,826	627,288
Elimination of unearned profits from transactions with subsidiaries	20,481	14,804	5,678	4,796
Parent Company	2,971,182	2,746,678	224,504	632,084

4 Recoverable and deferred taxes

	Consolidated		Parent Company	
	31/03/07	31/12/06	31/03/07	31/12/06
Deferred Income tax and social contribution	274,736	263,945	238,898	231,322
Income Tax withheld at source, Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)	53,008	21,005	50,879	20,173
Employees' Profit Sharing Program (PIS)	6,783	8,984	5,272	7,505
Tax for Social Security Financing (COFINS)	19,992	30,163	19,394	29,678
Tax on Goods and Services (ICMS) and Excise Tax (IPI)	20,022	19,487	16,582	17,291
Others	574	1,349	242	242
	375,115	344,933	331,267	306,211
Current Liabilities	(145,422)	(118,922)	(140,515)	(115,034)
Long-Term Liabilities	229,693	226,011	190,752	191,177

INITIALED FOR IDENTIFICATION PURPOSES

Deferred income tax and social contribution were calculated and accounted for as of March 31, 2007 and December 31, 2006, as follows:

			31/03/2007	31/12/2006
	Income tax	Social contribution	Total	Total
Consolidated:				
Tax losses and negative base	864,630	863,313		
Temporary differences	479,276	477,360		
	1,343,906	1,340,673		
Tax rates	25%	9%		
Total deferred income tax and social contribution	335,977	120,661	456,638	487,534
Non-recorded deferred income tax and social contribution	(133,781)	(48,121)	(181,902)	(223,589)
Deferred income tax and social contribution accounted for under assets	202,196	72,540	274,736	263,945
Current liabilities	(49,580)	(17,849)	(67,429)	(57,109)
Long –term liabilities	152,616	54,691	207,307	206,836
Parent company:				
Tax losses and negative tax base	677,461	660,265		
Temporary differences	452,617	450,657		
	1,130,078	1,110,922		
Tax rates	25%	9%		
Total deferred income tax and social contribution	282,520	99,983	382,503	417,095
Non-recorded income tax and social contribution	(106,769)	(36,836)	(143,605)	(185,773)
Deferred income tax and social contribution recorded under assets	175,751	63,147	238,898	231,322
Current liabilities	(49,580)	(17,849)	(67, 428)	(56,695)
Long-term liabilities	126,171	45,298	171,469	174,627

The balance of the Parent Company's non-operating tax losses includes R$221,819 (the same amount as of December 31, 2006) which can only be offset with non-operating income (not recorded as assets at March 31, 2007 and December 31, 2006).

Deferred income tax and social contribution are recorded to reflect future tax effects attributed to temporary differences between the tax base of assets and liabilities and their respective book values. The main temporary differences refer to the provision for losses related to non-amortized premiums of subsidiaries and provisions deductible upon settlement.

In fiscal year 2006, the Company recorded three years of taxable income, taking into consideration the last five years, thus permitting the recording of deferred tax credits, in addition to those already accounted for previously, as established in CVM Instruction 371/2002. Accordingly, the Company, based on the expectation of generating future taxable income, as specified in a technical study approved by the Management, recorded taxable credit on tax losses and negative base of social contributions related to prior fiscal years (including the effects of the Plano Verão monetary stability plan - See Explanatory Note 11), that do not have a limitation period and whose offsetting is limited to 30% of the annual taxable income. The book value of deferred tax assets and the projections will be periodically reviewed, in the event of any important factors that may modify the projections.

The Company's Management considers that deferred assets resulting from temporary differences will be realized in so far as contingencies and events occur.

Based on the technical study of the projections of taxable income calculated according to CVM Instruction 371, the Company intends to recover tax credits arising from accumulated losses in the following fiscal periods:

Base Year	Estimate for the use of recorded credit	
	Consolidated	Parent Company
2007	50,572	50,572
2008	87,413	83,039
2009	90,504	84,481
2010	46,247	20,806
Total	274,736	238,898

Reconciliation of income tax and social contribution credit/expense for the quarters ended March 31, 2007 and 2006, encompassing their nominal and effective rates:

	Consolidated			
	31/03/07		31/03/06	
	IRPJ	CSLL	IRPJ	CSLL
Earnings before income tax and social contribution	276,828	276,828	165,291	165,291
Tax rate	25%	9%	25%	9%
Tax and social contribution on earnings before income tax and social contribution	(69,207)	(24,915)	(41,323)	(14,876)
Temporary and permanent differences				
Depreciation of revalued assets	(6,150)	(2,214)	(6,129)	(2,207)
Effects of Plano Verão monetary stability plan (other than depreciation and write-off of fixed assets)	437	157	428	154
Provisions for losses, contingencies and others	4,264	1,597	9,000	3,290
Others	(4,693)	(1,684)	(217)	(75)
Income tax and social contribution debit at the end of each quarter	(75,349)	(27,059)	(38,241)	(13,714)
Tax loss offset/negative calculation base	22,480	8,031	9,038	3,216
Realization of deferred income tax and social contribution – assets/liabilities	6,150	2,214	-	-
Deferred income tax and social contribution recorded under temporary differences	(3,567)	(1,285)	-	-
Deferred income tax and social contribution recorded under tax losses/negative calculation base	3,887	3,199	-	-
Workers' Meal Program (PAT)	88	-	70	-
Others	(1,305)	(484)	22	(1)
Expenses in the quarter	(42,616)	(15,384)	(29,111)	(10,499)

	Consolidated			
	31/03/07		31/03/06	
	IRPJ	CSLL	IRPJ	CSLL
Earnings before income tax and social contribution	278,799	278,799	165,069	165,069
Rate	25%	9%	25%	9%
Tax and social contribution on earnings before income tax and social contribution	(69,700)	(25,092)	(41,267)	(14,856)
Temporary and permanent differences				
Equity income	3,144	1,132	(52)	(19)
Depreciation of revalued assets	(6,150)	(2,214)	(6,129)	(2,207)
Effects of Plano Verão monetary stability plan (other than depreciation and write-off of fixed assets)	437	157	428	154
Provisions for losses, contingencies and others	3,317	1,194	5,855	2,108
Others	(2,997)	(1,074)	(111)	(39)
Income tax and social contribution debit at the end of each quarter	(71,949)	(25,897)	(41,276)	(14,859)
Tax loss offset /negative calculation base	21,585	7,769	12,383	4,458
Realization of deferred income tax and social contribution – assets/liabilities	6,150	2,214	-	-
Deferred income tax and social contribution recorded under temporary differences	(3,317)	(1,194)	-	-
Deferred income tax and social contribution recorded under tax losses/negative calculation base	8,887	3,199	-	-
Workers' Meal Program (PAT)	51	-	64	-
Others	(1,317)	(476)	6	-
Expenses in the quarter	(39,910)	(14,385)	(28,823)	(10,401)

Composition of current and deferred income tax and social contribution on the result for the quarters ended March 31, 2007 and 2006:

	Consolidated		Parent Company	
	31/03/07	31/03/06	31/03/07	31/03/06
Income tax and social contribution	(73,598)	(39,610)	(70,234)	(39,224)
Current	15,598	-	15,939	-
Deferred	(58,000)	(39,610)	(54,295)	(39,224)

5 Court deposits

On March 31, 2007 and December 31, 2006, the Company was party to lawsuits questioning legal aspects related to specific taxes for which it has deposits in court (See Note 11) and to a portion of contingencies (See Note 12):

	Consolidated		Parent Company	
	31/03/07	31/03/06	31/03/07	31/03/06
Tax and social security lawsuits	94,055	93,106	91,739	90,989
Labor and civil lawsuits	1,563	1,734	936	901
	95,618	94,840	92,675	91,890

6 Investments

(a) Information on investee companies:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda.		Acesita Serviços Com., Ind. e Part. Ltda.		Acesita Internacional Ltd. (*)	
	2007	2006	2007	2006	2007	2006	2007	2006
Capital Stock	103	107	6,162	6,162	161,422	146,710	14,865	15,501
Number of shares owned (in thousands)	0,1	0,1	6,162	6,162	161,422	146,710	7,250	7,250
Shareholders' equity	1,961	1,888	1,728	1,441	258,163	235,257	(36,399)	(36,419)
Ownership interest at the end of fiscal period - %	100	100	100	100	100	100	100	100
Interest in shareholders' equity	1,961	1,888	1,728	1,441	258,163	235,257	(36,399)	(36,419)
Other information on *investee companies*								
Net income (Loss)	150	553	287	405	13,195	23,088	(1,470)	(6,807)
Reconciliation with equity income								
Unearned income and foreign exchange variation	(77)	312	-	-	(979)	(643)	1,493	2,807
	73	865	287	405	12,216	22,445	23	(4,000)

Summary of turnover in the quarter ended March 31, 2007:

	In subsidiary companies				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com. Ind, e Part. Ltda.	In other companies and other investments	Total
Balance at December 31, 2006	1,888	1,441	231,743	3,008	238,080
Equity Income	73	287	12,216	-	12,576
Advance for future capital increase	-	-	9,718	-	9,718
Others	-	-	-	-	-
Balance at March 31, 2007	1,961	1,728	253,677	3,008	260,374

(b) As of March 31, 2007, the subsidiary Acesita International Ltd. recorded negative net equity of R$36,399 (in comparison to R$36,419 at December 31, 2006). This amount is recorded under Other long-term liabilities, which in the first quarter 2007 presented a reversal of the provision in the amount of R$23 (reversal of R$1,521 in the first quarter of 2006). This amount was recorded under equity income.

(c) The companies directly or indirectly controlled by the Company are not listed on stock exchanges.

(d) The result of equity income is as follows:

	Consolidated		Parent Company	
	31/03/07	31/03/06	31/03/07	31/03/06
Recorded according to the equity income method				
Acesita Serviços, Com. e Ind. e Participações Ltda.	-	-	12,216	(738)
Acesita International Ltd.			23	1,521
Acesita Centros de Serviços Ltda.	-	-	287	171
Acesita Export and Trade	-	-	73	365
Total	-	-	12,599	1,319
Recorded at cost (interest on equity)				
Aços Villares S.A.	262	-	262	-
Total	262	-	12,861	1,319

(e) Investments in other companies are recorded at the cost of acquisition. This account is mainly comprised of the direct ownership interest in Aços Villares S.A., corresponding to 4.41% of this company's voting stock.

7 Related parties

Main balances and transactions with related companies:

	Assets			Liabilities		
	Credits with subsidiaries	Accounts receivable and other assets	Total	Obligations with subsidiaries	Suppliers abroad, credit facilities and other liabilities	Total
Grupo Arcelor Mittal	-	1,025	1,025	-	4,017	4,017
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	91,849	91,849	-	885	885
Acesita Internacional Ltd.	91,943	-	91,943	4,082	-	4,082
Acesita Energética Ltda.	-	-	-	-	1,157	1,157
Preservar Madeira Reflorestada	-	-	-	-	322	322
Acesita Argentina S.A.	-	-	-	-	1,127	1,127
Acesita Centros de Serviços Ltda.	983	394	1,377	-	1,077	1,077
Inox Tubos S.A.	-	2,482	2,482	-	107	107
Acesita Export and Trade	-	1,424	1,424	-	-	-
Total - March 31, 2007	92,926	97,174	190,100	4,082	8,692	12,774
Total - March 31, 2006	94,852	141,822	236,674	4,257	8,871	13,128

	Result				
	Income				
	Sales	Financial and foreign exchange variations	Total	Financial expenses, foreign exchange variations and others	Purchases
Grupo Arcelor Mittal	5,808	-	5,808	6,510	13.539
Acesita Serviços, Comércio, Indústria e	92.200	-	92,200	-	3.876
Participações Ltda.	-	-	-	3,880	-
Acesita Internacional Ltd.	-	-	-	-	17.814
Acesita Energética Ltda.	-	-	-	-	1,112
Preservar Madeira Reflorestada	-	-	-	-	3,043
Acesita Centros de Serviços Ltda.	-	4	4	-	1,041
Inox Tubos S.A.	53,761	-	53,761	-	-
Total - quarter ended 31/03/2007	151,769	4	151,773	10,390	40,425
Total - quarter ended 31/03/2006	140,674	4,060	144,734	14,226	20,464

Transactions with related parties were carried out under conditions that were considered by the Management as being compatible with market conditions. Loan agreements with subsidiaries include agreed-upon interest rates and terms and the LIBOR rate + 3% per annum, in addition to the foreign exchange variation. Sales are carried out at prices compatible with those charged for unrelated clients, taking into account the sales volume and other commercial aspects.

8 Fixed assets

	Consolidated				Parent Company				
	31/03/07			31/12/06	31/03/07			31/12/06	
	Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net	Avagage rate
For own use									
Buildings and facilities	877,356	(289,772)	587,584	597,830	835,579	(278,248)	557,331	567,378	15
Industrial equipment and distribution systems	2,438,617	(988,569)	1,450,048	1,456,074	2,391,306	(964,060)	1,427,246	1,433,960	15
Furniture, utensils and instruments	45,736	(27,764)	17,972	14,424	39,637	(24,028)	15,609	13,065	10
Vehicles	222	(152)	70	973	2,540	(1,806)	734	805	5
Hardware	2073	(364)	1,709	9,895	16,244	(6,392)	9,852	8,741	5
Reforestry	242,956	(136,076)	106,880	108,554	434	-	434	434	(*)
Others	14,879	(5,399)	9,480	7,118	10,691	(4,674)	6,017	6,035	13
	3,621,839	(1,448,096)	2,173,743	2,194,868	3,296,431	(1,279,208)	2,017,223	2,030,418	
Land	9,033	-	9,033	10,475	6,322	-	6,322	6,324	
Advances to suppliers	16,923	-	16,923	15,765	16,454	-	16,454	15,245	
Construction work in course	85,998	-	85,998	91,815	75,196	-	75,196	88,317	
Imports in course	7,217	-	7,217	2,037	7,217	-	7,217	344	
	119,171	-	119,171	120,092	105,189	-	105,189	110,230	
	3,741,010	(1,448,096)	2,292,914	2,314,960	3,401,620	(1,279,208)	2,122,412	2,140,648	

(*)As a consequence of depleted area

At March 31, 2007, the revaluation balance registered under Fixed Assets totaled R$1,046,613 (R$1,071,213 at December 31, 2006) and includes the effects of revaluations carried out in 1999, 2001 and 2005. The effect resulting from the depreciation of the revalued balance of the quarters ended March 31, 2007 and 2006 on the Company's income is an expense net of tax effects in the amount of R$16,236 and R$16,181, respectively.

At March 31, 2007, the Company owned land, buildings and equipment given in guarantee mainly for credit facilities, in the amount of R$672,210 (same amount as at December 31, 2006).

9 Credit facilities

	Annual weighted interest rate and commissions (%)		Consolidated		Parent Company	
	31/03/07	31/12/06	31/03/07	31/12/06	31/03/07	31/12/06
Foreign currency (a)						
Prepayment	9.94	9.94	175,907	245,119	175,907	245,119
Financing of fixed assets	5.67	5.67	54,438	61,548	54,438	61,548
Nickel hedge	(b)	(b)	16,519	5,395	16,519	5,395
			246,864	312,062	246,864	312,062
Domestic currency						
Financing of fixed assets	10.53	10.53	176,210	182,872	174,495	181,229
Working capital and others	13.44	13.44	465	259	465	259
			176,675	183,131	174,960	181,488
			423,539	495,193	421,824	493,550
Current liabilities			(143,523)	(198,088)	(142,797)	(197,794)
Long-term liabilities			280,016	297,105	279,027	295,756

(a) Mainly in US dollars.
(b) Hedge operation – Price of nickel/ton at the end of each month (See Note 14)

Credit facilities are subject to foreign exchange variation or monetary adjustment according to official indices or rates and are partially secured by equipment.(See Note 08).

The Company has loan and credit facility agreements which include covenants related to the maintenance of debt ratios, financial expense volume and cash generation, which were complied with as of March 31, 2007.

The financing of the Company's fixed assets includes direct on-lending agreements with the National Bank for Social and Economic Development (BNDES) in the amount of R$123,752 at March 31, 2007 (R$124,128 at December 31, 2006) and indirect on-lending agreements with the BNDES in the amount of R$45,647 at March 31, 2007 and R$70,105 at December 31, 2006.

The portion classified as long-term liabilities has the following composition, per year of maturity:

	Consolidated		Parent Company	
Years	**31/03/07**	**31/12/06**	**31/03/07**	**31/12/06**
2008	34,076	55,039	34,041	54,270
2009	92,154	94,837	92,154	94,520
2010	59,547	58,204	59,501	57,941
2011	43,828	42,654	42,976	42,654
2012	26,109	23,987	26,053	23,987
2013	24,092	22,186	24,092	22,186
2014	210	198	210	198
Total	280,016	297,105	279,027	295,756

All export prepayment agreements are secured by promissory notes in the total value of the operation in foreign currency. Direct on-lending agreements with BNDES are secured by letters of guarantee. Indirect on-lending agreements with BNDES are secured by tangible assets at the minimum value of 130% of the debt balance of each agreement.

10 Taxes and contributions - liabilities

	Consolidated		Parent Company	
	31/03/07	**31/12/06**	**31/03/07**	**31/12/06**
Deferred income tax and social contribution	395,753	399,466	355,849	364,213
Income tax withheld at source	3,531	2,011	3,297	1,811
IRPJ and CSLL payable	70,229	808	68,435	-
ICMS and IPI	22,555	13,223	20,879	12,117
Others	7,046	12,406	5,365	12,015
	499,114	427,914	453,825	390,156
Current liabilities	(134,635)	(60,807)	(129,250)	(57,397)
Long-term liabilities	364,479	367,107	324,575	332,759

The balance of deferred income tax and social contribution refers mainly to taxes on the revaluation reserve, the realization of which will be through depreciation or write-off of revalued assets.

11 Taxes and contributions deposited in court

	Consolidated		Parent Company	
	31/03/07	**31/03/06**	**31/03/07**	**31/03/06**
Income tax	16,481	16,178	16,063	15,940
Social contribution	2,352	2,329	2,226	2,203
INSS	1,529	1,289	1,289	1,289
Others	1,349	1,761	532	525
	21,711	21,557	20,110	19,957

Taxes and contributions deposited in court in the quarter ended March 31, 2007:

	Consolidated	Parent Company
Balance at December 31, 2006	21,557	19,957
Additions (including monetary variations)	154	153
Write-offs	-	-
Balance at March 31, 2007	21,711	20,110

These legal actions involve the following main issues:

- Income Tax and Social Contribution on Net Income – Refers to the difference, deposited in court, between the offsetting of taxable income with accumulated losses adjusted by the inflationary effects of the Plano Verão, without the 30% limit percentage and the criteria defined by the tax laws in effect, which is being challenged. In 2004, regardless of the lawsuit in course, the Company decided to pay the Income Tax and the Social Contribution calculated for the fiscal period directly to the Federal Government, instead of paying these taxes through a court deposit. The court deposit referred to in this lawsuit amounted to R$28,741 at March 31, 2007 (R$28,446 at December 31, 2006).

  After several developments in court, the decision of the Higher Court of Justice (STJ) was published in July 2005 upholding the Company's right to use the index of 51.73% to offset the inflationary effects of January and February 1989, resulting from the Plano Verão monetary stability plan. Accordingly, on August 18, 2005, the decision handed down by this court became final and unappealable and the court records were forwarded on August 29, 2005 to a higher court, to wit, the Federal Supreme Court, where the Company's appeal was still in course. In view of the decision handed down by the Higher Court of Justice and the absence of any appeal filed by the Federal Government, in September 2005, the Company filed its voluntary discontinuance of the case at the Federal Supreme Court and reversed the provision then allocated to the result of the quarter ended September 30, 2005. The proceedings to obtain the release of the deposit in the approximate amount of R$38,305 are in course (R$38,122 at December 31, 2006).

<u>Other issues involving taxes and contributions deposited in court</u>

Law 9718/98 – Voluntary discontinuance of the lawsuit – In November 2002, the Company filed at the appropriate court its request for voluntary discontinuance of the proceeding related to the expansion of the calculation base for the PIS and COFINS taxes, in addition to increasing the tax rate of the COFINS, established by Law 9718/98, given that the Company understood, at the time, that the lawsuit would have an unfavorable outcome, offsetting the previously allocated provision with the balance of the existing deposit in court, which was ratified in August 2003.

In November 2005, the expansion of the calculation base of the PIS and the COFINS taxes established by Law 9718/98 was judged unconstitutional by the Federal Supreme Court. In view of the result of this court decision, the Company immediately filed a termination action with the objective of disregarding the previous final and unappealable decision.

In February 2006, a court order was issued for the partial calculation of the amounts deposited in court. The values calculated and credited to the Company, in the amount of R$9,441, differ from those calculated by the Company, which amount to R$13,582. In view of this controversy, the Company's legal advisors have already taken the necessary measures with the Judge presiding over the case and with the Caixa Econômica Federal (the Federal Government Savings Bank) to protect the Company's right to the respective remaining assets.

12 Provisions for contingencies

The Company and its subsidiaries are parties to lawsuits and administrative proceedings filed at various courts and government entities, arising from the normal course of its operations, involving tax, labor, and civil issues.

The Management, based on information from its legal advisors, on the analysis of pending lawsuits, on information related to labor claims and on previous experience related to claimed amounts, recorded provisions in amounts considered to be sufficient to cover losses assessed as being likely to occur given the lawsuits in course, as follows:

	Consolidated		Parent Company	
	31/03/07	31/12/06	31/03/07	31/12/06
Tax and social security risks	47,180	46,468	46,808	46,468
Labor risks	60,265	58,878	58,064	57,220
Civil risks	19,471	15,615	17,651	13,839
Total	126,916	120,961	122,523	117,527

Provisions for contingencies in the quarter ended March 31, 2007:

	Consolidated			
	Tax and social security	Labor	Civil	Total
Balance at December 31, 2006	46.468	58,878	15,615	120,961
Additions (including monetary variation)	2,423	3,070	2,503	7,996
Write-offs	(2,046)	(562)	(51)	(2,659)
Transfers	335	(1,121)	1,404	618
Balance at March 31, 2007	47,180	60,265	19,471	126,916

	Parent Company			
	Tax and social security	Labor	Civil	Total
Balance at December 31, 2006	46,468	57,220	13,839	117,527
Additions (including monetary variation)	2,298	2,780	2,459	7,537
Write-offs	(1,958)	(532)	(51)	(2,541)
Transfers	-	(1,404)	1,404	-
Balance at March 31, 2007	46,808	58,064	17,651	122,523

These provisions are related to the following issues:

Tax and social security risks

- Social Contribution on Net Income (CSLL) – Refers to court discussion on the amount of lawyers' fees in the event of loss of a suit referring to a social contribution suit already ended, estimated at R$4,075 (R$3,961 at December 31, 2006).

- Tax on Goods and Services (ICMS) – Refers mainly to provisions made to defend the Company in various lawsuits filed by state tax authorities involving discussion of tax credits related to goods considered as intermediary goods by the Company and understood as being consumer goods by the tax authorities, and issues involving the joint liability for ICMS in operations between the Company and its suppliers. At March 31, 2007, the provision amounted to R$29,015 (R$30,452 at December 31, 2006).

- National Social Security Institute (INSS) – Refers to the provision allocated to address notices issued by the INSS referring to the withholding of social security contributions on services rendered by third parties. At March 31, 2007, the provision amounted to R$2,906 (R$3,119 at December 31, 2006).

- Other tax issues – Basically refer to provisions made for disputes related to mandatory fees, increase in rates charged by government agencies and the like, totaling R$10,812 (R$8,936 at December 31, 2006).

Labor risks

- The Company is the defendant in a number of labor claims, including property damage and pain and suffering. The provision made for possible unfavorable outcomes is established on a case-by-case basis, taking into consideration the assessment of the Company's legal advisors that the Company would lose the cases. These claims include provisions in the amount of R$47,516 for disputes referring to time off for rest and meals.

Civil Risks

- The Company is party to a number of proceedings of a civil nature, including property damage and pain and suffering, real estate issues and ownership issues, among others.

The Company is also a defendant in other lawsuits, estimated at R$170,476 (R$166,204 at December 31, 2006) as detailed in the chart below:

	Consolidated		**Parent Company**	
	31/03/07	**31/12/06**	**31/03/07**	**31/12/06**
Tax and social security risks	145,896	141,846	144,129	140,377
Labor risks	4,976	6,103	4,976	6,103
Civil risks	22,964	20,978	21,371	19,724
Total	173,836	168,927	170,476	166,204

Based on the opinions of its legal advisors, whose assessment of the outcome is possible risk, the Company has not made provisions for these lawsuits. Tax and social security lawsuits refer mostly to issues involving ICMS and the INSS contribution.

Of the lawsuits in question, the most important suits refer to ICMS on Drawback operations in the estimated amount of R$41,946 (R$41,259 at December 31, 2006) and to official notifications by the National Institute of Social Security (INSS), referring to the failure to collect the additional Work Compensation Insurance (SAT) levied on activities subject to special employee retirement in the estimated amount of R$28,808 (R$28,407 at December 31, 2006).

In the third quarter of 2005, a class action suit was filed against the Company by the City Hall of Timóteo, the municipal region where the Company's plant is located, in the amount of R$ 55,000. The object of the suit is to challenge the value of the municipal real estate tax (IPTU) negotiated between the Company and the City Hall. Based on the favorable opinion of its legal consultants as to the outcome of the suit (remote risk), the management of the Company chose not to make any provision for the referred lawsuit.

In addition, the Company is challenging and has been winning the lawsuits filed by the State Finance Department of the State of Minas Gerais, the object of which is the ICMS tax levied on the export of goods considered by the state tax authorities as being semi-manufactured, totaling approximately R$150,000. In view of the opinion of its legal consultants as to the favorable outcome of those lawsuits, ever since the date on which the notice of tax assessment was received, and corroborated by the successive victories of the Company at various lower and higher courts, and especially in view of the recent and widely publicized decision of the Higher Court of Justice (STJ), confirming the status of res judicata in favor of the Company, the management decided not to make any provisions for these lawsuits (remote risk).

In December 2005, the Company received a Notice of Tax Assessment in the total amount of R$232,152 in which the main issue is the procedure for the taxation of PIS (Employees' Profit Participation Program) and COFINS (Tax for Social Security Financing) on foreign exchange variation. In January 2006, the Company filed with the Federal Tax Authorities a Challenge to the Notice of Tax Assessment, on which no decision has been handed down yet. Based on the opinion of its legal consultants, the Company classifies its chances of success as being likely (remote risk) and therefore did not make the related provision.

At March 31, 2007, the inventories of finished products, in the approximate amount of R$43,899 (same amount as at December 31, 2006), were given as guarantee for the judicial and administrative proceedings in course.

13 Shareholders' equity

Statement of changes in the quarter ended March 31, 2007:

	31/12/06	Quarterly Results	Realization of revaluation reserve	31/03/07
Capital stock	1,251,921	-	-	1,251,921
Capital reserves	3,948	-	-	3,948
Revaluation reserves	707,001	-	(16,237)	690,764
Revenue reserves				
Statutory reserves	85,771	-	-	85,771
Treasury stock	(3,937)	-	-	(3,937)
Investments and working capital	701,974	-	-	701,974
	783,808	-	-	783,808
Retained earnings				
Realization of revaluation reserve	-	-	16,237	16,237
Net income in the period	-	224,504		224,504
Total shareholders' equity	2,746,678	224,504	-	2,971,182

The Ordinary Shareholders' Meeting held on April 25, 2007 approved the allocation of the net income for fiscal year 2006, including the proposed dividends recorded in the financial statements for the fiscal period ended December 31, 2006.

As regards the information contained in the financial statements as of December 31, 2006, there were no changes this quarter in the policy related to the allocation of reserves and the payment of the Company's dividends.

14 Private pension plan

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees, namely, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (the former CCF Fundo de Pensão managed by HSBC "Fundo de Pensão" pension fund), both mixed, or variable contribution plans, as defined by the Complementary Pension Plan Department, (part as a defined contribution and part as a defined benefit), the main objective of which is to complement the pension plan benefits of the government pension plan.

The verification of the actuarial assets and liabilities of private pension plans, in compliance with CVM Resolution 371/2000, is conducted annually by the Company as of December 31, the base date.

15 Financial instruments

The Company and its subsidiaries work with the financial instruments inherent to their operations, represented by cash and cash equivalents, accounts receivable, investments, financings and hedge operations. The Company maintains operating policies and strategies aiming at liquidity, profitability and security. The company also maintains procedures for the monitoring of balances, and has conducted transactions with banks that meet the requisites of financial soundness and reliability, according to established management criteria. The control policy consists of on-going monitoring of the contracted rates versus the rates in effect in the market.

The Company's net exposure and that of its subsidiaries to the risks of fluctuation of the foreign exchange rate is detailed below:

	Book value	
	Consolidated	**Parent Company**
Cash and cash equivalents	25,384	-
Accounts receivable and other assets	422,634	505,727
Suppliers and other accounts payable	(262,651)	(298,601)
Financings	(247,093)	(247,093)
Net exposure at March 31, 2007	(61,726)	(39,967)
Net exposure at December 31, 2006	(120,212)	(97,421)

At March 31, 2007, the financial instruments, taking into account installments due in the short and long term, the balances of which substantially differ from market values, are specified below:

	Consolidated		Parent Company	
	Account balance	**Market value**	**Account balance**	**Market value**
Assets				
Investments in other companies and other investments	3,056	101,713	3,008	101,665
Liabilities				
Financings	427,354	432,905	421,824	430,552

The Investments in Other Companies and Other Investments account is mainly comprised of investments in the company Aços Villares S.A. in the amount of R$3,000 at March 31, 2007. The market value of these shares was R$101,657 at March 31, 2007 (R$88,297 at December 31, 2006).

No estimate was made of the market value of investments in privately-held companies, given that there is no active market trading of shares in these companies.

The market value of loans and credit facilities was calculated by using the current interest rates available for loans under similar conditions and maturities.

The market values are calculated at specific times and are based on available information and on the Company's own methodologies. The estimates do not necessarily indicate that they can be traded in the market at the adopted rates/quotes.

The use of different market information and/or evaluation methods may have a relevant impact on the estimated market value.

In addition, the Company is subject to credit risk in relation to its cash and cash equivalents, financial investments and derivative transactions. This risk is minimized by the fact that the Company concentrates its investments in institutions with good credit rating. In spite of this analysis, the Company has a financial investment balance at a banking institution where intervention was decreed by the Central Bank of Brazil in November 2004. However, the Company recorded provision for losses in the full amount of this balance, equivalent to R$8,631. The Company does not have a collateral agreement for financial instruments. Credit risks arising from sales in installments are minimized by constant monitoring and a careful credit granting policy. In general, no guarantees are required for sales in installments. The Company made a provision for debts for which full realization is considered as difficult by the Management.

Furthermore, the Company is subject to the risk of price fluctuations of nickel, its main input, the price quotes of which fluctuate according to the international market. To minimize this risk, the Company implemented the "Extra Liga" concept with clients located in Brazil, most of Europe, in the United States and in Canada. The concept establishes that part of the selling price is adjusted according to the average price of nickel on the international market verified in the first-to-the-last month prior to the commercial agreement (closing of the purchase order). Thus, the price fluctuations of this input, whether upwards or downwards, are periodically adjusted. In markets where this concept has not yet been implemented, the Company negotiates the selling price of its products by lot (spot), and the related price is based on the price of the nickel purchased in volumes compatible with the lot size of the sales projected for those markets. Accordingly, as of January 2004, the Company began to carry out, non-systematically, hedge operations with the objective of assuring the buying price of nickel at the moment it establishes the selling price of stainless steel. As for exports, the Company is exposed during the period that elapses between the date on which the buying price of nickel is defined and the date on which the selling price of stainless steel is defined. With the objective of minimizing this exposure, the Company has the alternative, through derivative instruments traded on the London Metal Exchange (LME), of "locking" the price of nickel on the date it buys this input until the date on which the selling price of stainless steel is defined. This mechanism, which is particularly beneficial at times when nickel prices are dropping, tends to reduce the impact of sharp fluctuations in the price of this input.

The open nickel hedge contracts at March 31, 2007 are as follows:

Date of contract	Expiration date	Quantity (in tons)	Revenues (Expenses) recorded in the Company's results
02/02/2007	04/02/2007	102	(1,702)
02/06/2007	04/02/2007	576	(10,712)
02/09/2007	04/02/2007	216	(4,105)
(=) Pro-rata expense arising from open contracts			(16,519)
(+) Expense of contracts expired in the quarter ended March 31, 2007			(11,542)
(=) Expense recorded in the quarter ended March 31, 2007			(28,061)

At March 31, 2007, there is a net debt balance (liability) in the amount of R$16,519, net of amortizations already made.

16 Additional information

(a) Statement of cash flow

As supplementary information, the Company hereby presents the statement of cash flow prepared according to NPC 20 – Statement of cash flow issued by IBRACON (Brazilian Institute of Independent Auditors).

	Consolidated 1st Quarter		Parent Company 1st Quarter	
	2007	2006	2007	2006
Cash flow from operating activities				
Net Income in the quarter	218,826	125,681	224,504	125,845
Adjustments to the reconciliation of income to current assets generated by operating activities:				
Depreciation, amortization and depletion	50,655	43,596	44,574	38,351
Sales Income/write-off of fixed assets	(320)	(5,105)	(532)	(5,144)
Equity Income	-	-	(12,597)	(1,319)
Provisions	22,882	5,676	23,562	5,710
Net financial operations, including monetary, foreign exchange and interest rate variations	3,973	(20,558)	6,323	(15,274)
	296,016	149,290	285,834	148,169
Increase (decrease) in assets				
Accounts receivable	(117,805)	2,097	(101,560)	(9,516)
Inventories	(117,793)	56,839	(118,646)	53,018
Short and long-term taxes and contributions	(29,775)	(2,356)	(24,668)	(1,835)
Securities receivable	11,869	12,989	11,964	12,664
Court deposits	(221)	9,934	(228)	9,441
Others	11,048	2,809	11,913	1,402
	(242,677)	82,312	(221,225)	65,174
Increase (decrease) in liabilities				
Suppliers	30,499	(76,981)	32,796	(76,069)
Salaries and social charges	(23,131)	(3,150)	(23,267)	(4,433)
Taxes and contributions	65,258	35,047	62,938	34,202
Others	(19,137)	8,561	(22,716)	10,057
	53,489	(36,523)	49,751	(36,243)
Net cash flow from operating activities	106,828	195,079	114,360	177,100
Cash flow from investments				
Fixed asset purchases/expenses with deferred assets	(44,088)	(46,170)	(32,106)	(31,867)
Advances for future capital increase of investee companies	-	-	(9,718)	(6,700)
Proceeds from the sale of fixed assets and assets earmarked for sale	475	10,003	605	9,003
Net cash flow invested	(43,613)	(36,167)	(41,219)	(29,564)
Cash flow from financial activities				
Loans and credit facilities foreign currency - amortizations	(85,952)	(103,003)	(85,952)	(103,003)
Loans and credit facilities domestic currency				
Fund raising	4,492	2,797	246	1,559
Amortizations	(12,819)	(17,163)	(12,459)	(10,554)
Payment of interest on equity	(22,309)	-	(22,309)	-
Net cash flow invested in financing activities	(116,588)	(117,369)	(120,474)	(111,998)
Cash flow generated (invested) in the quarter	(53,373)	41,543	(47,333)	35,538
Increase (decrease) in cash and cash equivalents				
At the beginning of the quarter	557,868	384,065	498,122	309,189
At the end of the quarter	504,495	425,608	450,789	344,727
Variation of cash and cash equivalents	(53,373)	41,543	(47,333)	35,538

(b) Value added statement

The Management is disclosing, in accordance with CVM/SNC/SEP Official Letter 01/06, the statement of added value, the purpose of which is to show the total wealth created by the Company, and how it is distributed to reward those responsible for its creation.

All the information presented herein was obtained from the Company's accounting books and those of its subsidiaries. Certain information contained in the traditional income statement was reclassified, given that it was specified in the statement of added value as allocation of the generated added value.

	Consolidated 1st Quarter 2007	Consolidated 1st Quarter 2006	Parent Company 1st Quarter 2007	Parent Company 1st Quarter 2006
Income	**1,374,656**	**891,066**	**1,328,250**	**858,290**
Sale of products and services (net of returns and rebates)	1,373,813	883,915	1,327,230	850,892
Reversal (recording) of provisions for doubtful accounts	(6)	201	(2)	373
Non-operating	849	6,950	1,022	7,025
Purchased inputs	(909,373)	(608,337)	(891,921)	(590,601)
Raw material consumed	(680,153)	(412,591)	(669,354)	(401,541)
Materials, energy, outsourced services and others	(229,220)	(195,746)	(222,567)	(189,060)
Gross added value	465,283	282,729	436,329	267,689
Retentions				
Depreciation, amortization and depletion	(50,655)	(43,596)	(44,574)	(38,351)
Net added value generated by the company	414,628	239,133	391,755	229,338
Added value received as transfer	19,523	98,673	28,455	97,349
Equity Income	-	-	12,597	1,319
Dividends and interest on equity	262	-	262	-
Financial revenues, and positive net monetary and foreign exchange variations	19,261	98,673	15,596	96,030
Total added value to be allocated	434,151	337,806	420,210	326,687

	1st Quarter 2007	1st Quarter 2006 %	1st Quarter 2007	1st Quarter 2006 %	1st Quarter 2007	1st Quarter 2006 %	1st Quarter 2007	1st Quarter 2006 %
Allocation of added value								
Employees								
Salaries, charges	60,393	13.91%	53,715	15.90%	55,197	13.13%	50,793	15.55%
Executive officers' remuneration and expenses	1,884	0.43%	1,324	0.39%	1,163	0.28%	862	0.26%
	62,277	14.34%	55,039	16.29%	56,360	13.41%	51,655	15.81%
Taxes								
Federal	120,126	27.67%	85,083	25.19%	111,252	26.48%	80,275	24.57%
State	14,375	3.31%	10,086	2.99%	11,575	2.75%	7,915	2.42%
Local	3,109	0.72%	2,819	0.83%	3,078	0.73%	2,795	0.86%
Less: tax benefits	(64)	(0.01%)	(64)	(0.02%)	(64)	(0.02%)	(64)	(0.02%)
	137,546	31.69%	97,924	28.99%	125,841	29.94%	90,921	27.83%
Interest	14,282	3.29%	57,973	17.16%	12,337	2.94%	57,172	17.50%
Rents	1,220	0.28%	1,189	0.35%	1,168	0.28%	1,094	0.33%
Allocation of Profit								
Retained earnings	218,826	50.40%	125,681	37.21%	224,504	53.43%	125,845	38.52%
	218,826	50.40%	125,681	37.21%	224,504	53.43%	125,845	38.52%
	434,151	100%	337,806	100%	420,210	100%	326,687	100%

* * *

PERFORMANCE

NET INCOME

Net income of R$ 224.5 million in 1Q07.

Acesita has reached a situation of perfect operational and financial stability. As such, it was able to avail itself of all the opportunities offered by the stainless and silicon steels market in 1Q07.

Net income totaled R$ 224.5 million, leading to a net margin of 20.6%. In comparison with 1Q06, net income grew 78.4% while net profitability improved by 2.5 percentage points.

Demand for OG silicon steels remained healthy in 1Q07, as expected, with rising prices when compared with the previous quarter.

The equity results from affiliates, particularly for the distribution and service segments, also had a positive effect on Acesita's performance in 1Q07, contributing with positive results of R$ 12.9 million versus R$ 1.3 million in 1Q06.

Now that the Brazilian real has achieved a certain degree of stability, and the Company has reduced its level of indebtedness, the effect of FX variations amounted to no more than R$ 0.7 million in 1Q07 against the accounting gain of R$ 40.8 million recorded in 1Q06.

Since the end of FY 2006, when it reported taxable income for the third consecutive year, Acesita acquired the right to recognize part of its deferred tax credits on the balance of tax losses, negative social contribution base and temporary differences. Consequently, income tax and deferred social contribution (revenues) of R$ 15.9 million were recognized in 1Q07.

Net Income (R$ million)


632.1
4Q
239.4
3Q
154.0
2Q
1Q
125.8
224.5
2006
2007

OPERATING PERFORMANCE

PRODUCTION AND SALES

Acesita sold 183.6 thousand tons of steel in 1Q07, with stainless steel accounting for 102.8 thousand tons or 56.0% of this total volume. The steel mill registered no unexpected events during this period. It was therefore able to maintain its operational stability and to produce at full capacity.

One of the Company's advantages lies in the flexibility of its industrial operation, which allows it to adjust the production of different types of steel, and thus meet the needs of and seize the opportunities afforded by the market.

Sales Volume Destination by Market 1Q07



Export Market 30%
Domestic Market 70%

Sales Volume - Quarterly ('000 tons)



180
196
196
193
184
11
13
23
26
12
32
41
28
27
25
92
94
95
96
103
1Q06
2Q06
3Q06
4Q06
1Q07
Stainless Steel
Silicon Steel
Carbon/Alloyed Steel
Others

Domestic market

The local market did not follow the international trend.

Domestic sales amounted to 127.9 thousand tons in 1Q07 or 70% of the total volume sold. The local market is a priority for Acesita, which is the only integrated stainless and silicon flat steel producer in Latin America.

Demand for stainless steel remained healthy, having expanded in certain segments, such as civil construction and the equipment manufacturing industry for sugar & ethanol plants. Capital investments in the electricity sector also helped to boost the demand for OG silicon steel, which is basically used to make the cores of high power transformers.

Export market

The first quarter of 2007 ushered in a cycle of low prices for stainless steels.

The international stainless steel market remained favorable in 1Q07, with average base prices still higher than the average practiced in 4Q06. However, it is possible to perceive a downturn in the ascending price curve, as supply exceeds demand in virtually every market. On the whole, distributors are holding large inventories and, therefore, placing fewer orders with the mills.

Asian exports to Europe increased in 1Q07 although their domestic demand remains strong. The consumption of stainless steel in the U.S. market is presently affected by the uncertainties surrounding that country's economy, especially the building, automotive and home appliance industries. Part of the impact is also due to nickel price hikes.

Doubts regarding the behavior of nickel prices have led observers to expect a shift in market conditions in the months to come. On the one hand, the handsome margins still fetched by stainless steel have encouraged the mills to supply more of it to the market; hence, the chances of an oversupply and pressure on prices. On the other hand, the possibility of a downturn in nickel quotations – whose variations are tagged onto the transaction price of stainless steel – represents a risk for the distributors that have been stocking up. Some are already granting discounts in order to adjust their inventory levels and thus avoid further financial losses, even before the expected downturn in nickel prices is confirmed.

In 1Q07, Acesita exported 55.7 thousand tons of steel, 91.1% of which consisted of stainless steel products. The dramatic growth of shipments to Europe, which accounted for 39.7% of the Company's stainless steel exports, was due to a market opportunity that permitted Acesita to sell semi-finished goods (hot-rolled coils) to that region.

Stainless Steel Exports Destination


Others
3.8%
South America
27.7%
Asia
38.4%
North/ Central America
17,1%
Europe
13.0%
1Q06
Others
3.3%
South America
17.5%
Asia
22.1%
North/ Central America
17,4%
Europe
39.7%
1Q07

PRICES

Alloy surcharge keeps stainless steel prices high.

International base prices for stainless steel began to rise at the beginning of 2006. This trend was interrupted in February 2007, but the quotations fell less than they had risen in the recent past. Consequently, the average base prices in 1Q07 remained higher than those practiced in the major marketplaces in 4Q06. By contrast, the transaction prices – which include the alloy surcharge – went in the opposite direction due to the nickel price hikes observed throughout the quarter.

Therefore, there are signs that this cyclic price escalation is drawing to an end. To begin with, demand is not strong enough to sustain the ascending curve. Secondly, the record nickel prices practiced in the international market are destabilizing the dynamics of supply and demand. Average nickel quotations rose to US$ 41.5 thousand per metric ton in 1Q07, up 180.7% from the average registered in 1Q06. The nickel quotations reached their peak at US$ 53,500 per ton on May 11, 2007.


Stainless Steel Price CR 304 2mm
Domestic Market - US$/ton
Germany USA Japan Asia Brazil China
Obs: As of Jun'03, Asia's price is considered the price in force in the Hong Kong market
Source: CRU/Acesita


Average Nickel Prices (LME cash)
US$/ton
14,505
16,942
12,162
14,997
17,871
21,077
26,586
30,743

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

NET OPERATING REVENUE

R$ 1,092.0 million – record quarterly revenue.

Acesita generated record net operating revenue of R$ 1,092.0 million in 1Q07, which is 56.9% higher than the amount posted in 1Q06, when the international stainless steel market began to recover after a cycle of sluggish demand and falling prices. In comparison with the last quarter of 2006, net operating revenue improved 5.7%.

The record revenue in 1Q07 reflects Acesita's excellent performance in the stainless steel segment, both at home and in the export market. Another contributing factor was the sale of a larger volume of OG silicon steel, for which demand is presently healthy and the prices good. Although OG silicon steel corresponds to the smallest part of Acesita's product mix in terms of volume, its share of net revenue was 9.3%, just behind the share of stainless steel, namely 75.8%. Furthermore, net revenue was affected by a significant increase in nickel prices, as the variations in the quotations of this metal are tagged onto part of the Company's stainless steel sales.

Net Operating Revenue – R$ million


3,442.4
4Q
1,033.4
3Q
920.3
2Q
792.8
1Q
695.9
1,092.0
2006
2007

INDUSTRIAL COSTS

Metal alloy quotations on the rise.

The metal alloys that go into the composition of steel products represented 54.2% of the Cost of Goods Sold (COGS) in 1Q07. Nickel alone accounted for 37.8% of the total cost. In addition to the record nickel quotations, the market also saw the price of other alloys rise, as in the case of chromium-iron and silicon-iron alloys. These price hikes, allied with the larger volume of sales, caused COGS to climb 49.3% and 10.3% in 1Q07 when compared to 1Q06 and 4Q06, respectively, amounting to a total of R$ 748.4 million.

Breakdown of COGS - Jan-Mar/07


Iron ore
3.5%
Reductors
5.5%
Others
17.5%
Nickel
37.8%
Power
2.9%
Fixed asset depreciation
5.5%
Other alloys
16.4%
Total of Alloys
54.2%
Indirect operating costs
8.8%
Labor
2.1%

GROSS PROFIT

Gross margin of 31.5%.

Gross profit totaled R$ 343.5 million in 1Q07, resulting in a margin of 31.5%. In comparison with 1Q06, there was a growth of 76.5% in the nominal value of this account, and an increase of 3.5 percentage points in the gross margin. In relation to 4Q06, gross profit fell 3.2% while the gross margin shrank by 2.8 percentage points, as a result of higher costs and lower stainless steel base prices.

The increased profitability observed in 1Q07 versus 1Q06 reflects an improvement in market conditions, particularly with regard to stainless steel base prices and the Company's ability to adjust its production mix to the market needs and opportunities.

OPERATING CASH GENERATION - EBITDA

Operational stability contributed to a record EBITDA of R$ 311.1 million.

Operating expenses amounted to R$ 77.0 million in 1Q07, down 44.4% from 4Q06 and up 4.8% from 1Q06. The improved performance in relation to the last quarter of 2006 is basically due to the recording of allowances for contingencies during that period, which raised the balance of "Other Operating Expenses" to R$ 52.3 million. In comparison with 1Q06, operating expenses increased slightly in nominal terms, mainly as a result of increased sales, which caused selling expenses to grow by R$4.1 million. However, the relative share of operating expenses in net revenue shrank from 10.6% in 1Q06 to 7.1% in 1Q07.

The conditions at work in 1Q07 led the Company to post EBITDA (earnings before interest, tax, depreciation and amortization) of R$ 311.1 million, a quarterly record. The operating performance measured by EBITDA was almost twice the amount recorded in 1Q06 (an increase of 95.0%), and 20.6% higher than the figure obtained in 4Q06.


Ebitda (R$ million)
874.6
4Q
3Q
2Q
1Q
258.0
251.4
159.5
311.1
2006
2007


Ebitda Margin (%)
22.9%
25.9%
27.3%
25.0%
28.5%
1Q06
2Q06
3Q06
4Q06
1Q07

INDEBTEDNESS

The consolidated gross debt totaled R$ 427 million at the end of March 2007, a reduction of 13.7% in comparison with the position on December 31, 2006. Consolidated cash and cash equivalents as at the same date amounted to R$ 504.0 million. The reduction was mainly due to the amortization of export pre-payment loans. Consequently, net financial expenses shrank by 43.0% in 1Q07 to R$2.7 million.

Planned capital expenditure for 2007 is R$ 263.4 million.	**CAPITAL EXPENDITURE** Planned capital expenditure for 2007 is R$ 263.4 million, of which R$ 44.1 million or 16.7% has already been spent in 1Q07. The investment plan basically involves projects to increase the mill's silicon steel production capacity, and investments in Acesita's subsidiaries.

CAPITAL MARKET

Stock performance *Preferred shares appreciated 33.1% in 1Q07.*	Quoted at R$ 72.64 at the close of the last trading session in 1Q07, Acesita's preferred shares appreciated 33.1% over this period while the São Paulo Exchange Index (Ibovespa) rose by no more than 3.0%. In 1Q07, Bovespa registered 9,437 transactions involving 3,108.7 thousand preferred shares issued by Acesita, and a financial volume of R$ 3.1 million. These shares were traded in 100% of the trading sessions held at the stock exchange, and they accounted for 2.0% of the transactions and 1.6% of the financial volume generated by the stocks of steel companies listed at Bovespa. When the last 12 months are considered, Acesita's preferred shares climbed 107.6% versus 20.7% for Ibovespa.

STOCK MARKET PERFORMANCE – ACES4	
Average Daily Trading Volume 1Q07 (R$ thousand)	3,136
Average Daily Trading Volume 1Q07 (shares)	50,962
Closing Price - Mar/07	72.64
Closing Price - Dec/06	54.59
Closing Price - Sep/06	40.01
Closing Price - Jun/06	36.67
Closing Price - Mar/06	34.99
Stock Performance - 1Q07	33.1%
Stock Performance - 12 months	107.6%
Ibovespa Performance - 1Q07	3.0%
Ibovespa Performance - 12 months	20.7%



ACES4 x Ibovespa
(03/31/06 = 100)
260
230
200
170
140
110
80
107.6%
20.7%
April-06
May-06
June-06
July-06
August-06
September-06
October-06
November-06
December-06
January-07
February-07
March-07
ACES4
Ibovespa

Shareholder remuneration	At the General Shareholders' Meeting held on April 25, 2007 the payment of R$ 73.8 million worth of dividends with respect to FY 2006, to be distributed at R$ 0.930651 per common share and R$ 1.023716 per preferred share from May 10, 2007 on was authorized. When this sum is added to the payment of interest on equity approved by the Board of Directors on November 24, 2006, in the amount of R$ 96.0 million and already distributed at R$ 1.211384 per common share and R$ 1.332523 per preferred share, and to the R$ 28.9 million authorized on December 15, 2006 for payment at R$ 0.364677 per common share and R$ 0.401145 per preferred share on the same date as the dividend payout, Acesita's shareholders will have received R$ 198.7 million with respect to FY 2006. The remuneration above corresponds to 31.4% of the net income obtained in FY 2006, representing a remuneration yield (remuneration/market capitalization) of 4.6% and 5.1% per common (ON) and preferred (PN) share, respectively, considering the quotations on December 31, 2006.
Sarbanes-Oxley (SOX)	Acesita has initiated efforts to obtain, by the end of FY 2007, a certificate of compliance with the U.S. Sarbanes-Oxley Act (SOX), which is required by any significant subsidiary of Arcelor Mittal, a company listed at the New York Stock Exchange (NYSE). According to the laws and regulations of the United States, all of its processes and internal controls will be documented and tested by the Company to be certificated by independent auditors for the purpose of ensuring the transparency and reliability of its financial statements, base for consolidation of the Controller, Arcelor-Mittal, (US GAAP – General Accepted Accounting Principles in the United States). These efforts involve approximately 30 professionals who represent the various departments of Acesita.
Statutory Audit Committee	It was also in the General Shareholders' Meeting of 2007 that the stockholders elected four members of the Board of Directors along with their respective substitutes, distributed as follows: one to represent Acesita's employees, appointed by the stockholder CIGA; one to represent its preferred share holders, appointed by BNDESPar; and two to represent the stockholders that have signed the Shareholders' Agreement, namely Postalis and Real Grandeza. This Statutory Audit Committee has been elected for a one-year term of office ending at the Shareholders' Meeting of 2008.

OTHER HIGHLIGHTS

Operations	**Change in Work Hours** On February 13, Acesita adopted a system of fixed working hours for the employees working in shifts at the mill. The change, which contributes to their quality of life, safety and health, was devised in such a way as to maintain their compensation, while adjusting the shifts to individual preferences. **Distribution Network** Acesita conceived a development project for its Distribution Network in order to strengthen its relationship with the distributors, who handle 45% of the Company's sales to the domestic market. The purpose here is to develop the local market by stimulating the consumption of stainless steel in the country, based on a partnership between Acesita and this market segment.
Health and Safety	In a joint effort with all the companies belonging to Arcelor Mittal Group, Acesita organized the second edition of the Health and Safety Day. The employees of Acesita and its affiliates took part in debates and activities on this date dedicated to the topics of health and safety at home and in the workplace, extending this important value to their personal lives. Altogether, 460,000 people attended the event, including employees and service providers to the Group in more than 60 countries. In February, the Stainless Steel Rolling Mill celebrated one year without accidents at work, as a result of continuous efforts to improve the Company's operational processes, and to disseminate health and safety as a value among its employees.
Recognition	Acesita received the **Top Brands Award 2007** for the third consecutive year, having been elected as one of the three top-of-mind companies in the category of "metallic coverings" by the target audience of media specialized in architecture and construction, namely Projeto Design and Portal Arcoweb.

OUTLOOK

Positive outlook for the silicon steel segment is maintained.

In the stainless steel market, prices are expected to fall.

Despite Acesita's good performance in 1Q07, with record revenues and EBITDA, the global market for stainless steel is showing signs of a slowdown in the next few quarters.

The sharp nickel price variations represent a factor of instability for the stainless steel market. After spiraling to levels never recorded before, nickel quotations are expected to take a downturn, and the distributors that are holding large stocks will slash their margins in order to dispose of the stainless steel purchased at the peak of the cyclic price escalation.

Another factor that supports the belief that stainless steel base prices will continue to decline, narrowing the producers' margins, is the imbalance between supply and demand. As in the case of 2005, manufacturers may slow down the pace of production in order to prevent stainless steel prices from tumbling.

This cyclic movement is typical of the specialty steels industry. The difference is that lately the upward and downward phases have been growing shorter and shorter.

The outlook for the silicon steel market remains favorable because this type of product is essential for the manufacture of more efficient electric equipment, and the Brazilian power generating and distribution sector is going through a phase of heavy investment.

06 – Consolidated Balance Sheet Real

06.01 –Consolidated Balance Sheet – Assets (x R$ 1000)

Code Number of Account:	Description of Account:	31/03/2007:	31/12/2006:
1	Total Assets	4,722,034	4,532,111
1.01	Current Assets	2,009,017	1,811,814
1.01.01	Cash and Cash Equivalent s	504,495	557,868
1.01.01.01	Cash and Banks	69,315	165,017
1.01.01.02	Financial Investments	435,180	392,851
1.01.02	Credits	553,017	447,140
1.01.02.01	Clients	553,017	447,140
1.01.02.01.01	Foreign Market	291,949	255,273
1.01.02.01.02	Domestic Market	355,746	349,969
1.01.02.01.03	Vendor	(75,610)	(139,042)
1.01.02.01.04	Provision for credit risks	(19,068)	(19,060)
1.01.02.02	Other receivables	0	0
1.01.03	Inventories	755,384	628,650
1.01.03.01	Finished Products	199,346	209,279
1.01.03.02	Products being manufactured	274,041	210,811
1.01.03.03	Raw Materials	114,077	117,704
1.01.03.04	Products in the hands of third parties	87	38
1.01.03.05	Imports in transit	105,933	35,680
1.01.03.06	Materials for consumption and maintenance	72,427	70,402
1.01.03.07	Provision for losses	(10,527)	(15,264)
1.01.04	Others	196,121	178,156
1.01.04.01	Recoverable and deferred taxes	145,422	118,922
1.01.04.02	Deferred expenses	50,699	59,234
1.02	Non-current Assets	2,713,017	2,720,297
1.02.01	Long-Term Assets	349,742	346,283
1.02.01.01	Other Credits	325,311	320,851
1.02.01.01.01	Taxes and Contributions	229,693	226,011
1.02.01.01.02	Court Deposits	95,618	94,840
1.02.01.02	Credits with Associated Entities	0	0
1.02.01.02.01	With Affiliated and Related Entities	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With Other Associated Entities	0	0
1.02.01.03	Others	24,431	25,432
1.02.01.03.01	Restructuring Assets	9,930	9,808
1.02.01.03.02	Others	14,501	15,624
1.02.02	Fixed Assets	2,363,275	2,374,014
1.02.02.01	Investments	3,056	3,056
1.02.02.01.01	Interest in Affiliated/Associated Companies	0	0

1.02.02.01.02	Interest in Affiliated/Related Companies – Premium	0	0
1.02.02.01.03	Interest in Subsidiaries	0	0
1.02.02.01.04	Interest in Subsidiaries – Premium	0	0
1.02.02.01.05	Other Investments	3,056	3,056
1.02.02.02	Fixed Assets	2,292,914	2,314,960
1.02.02.03	Intangible Assets	52,890	39,955
1.02.02.04	Deferred Assets	14,415	16.043

06.02 – Consolidated Balance Sheet - Liabilities (x R$ 1000)

Code Number of Account:	Description of Account:	31/03/2007:	31/12/2006:
2	Total Liabilities	4,722,034	4,532.111
2.01	Current Liabilities	958,125	970,617
2.01.01	Loans and Financings	147.337	198.088
2.01.02	Debentures	0	0
2.01.03	Suppliers	475,024	449,335
2.01.04	Taxes, Fees and Contributions	134,637	60,807
2.01.05	Dividends Payable	99,706	123,419
2.01.06	Provisions	9,936	11,556
2.01.06.01	Provision for Restructuring	9,936	11,556
2.01.07	Debts with Associated Entities	0	0
2.01.08	Others	91,485	127.412
2.01.08.01	Salaries and Social Charges	56,328	79,459
2.01.08.02	Other Accounts Payable	35,157	47,953
2.02	Non-current Liabilities	813,208	829,620
2.02.01	Long-Term Liabilities	813,208	829,620
2.02.01.01	Loans and Financings	280,017	297,105
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Associated Entities	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	533,191	532,515
2.02.01.06.01	Provision for Deferred IRPJ/CSLL	362,296	366,011
2.02.01.06.02	Court Deposits - IRPJ/CSLL	21,711	21,557
2.02.01.06.03	Provision for Contingencies	126,916	120,961
2.02.01.06.04	Provision for Restructuring	2,300	2,712
2.02.01.06.05	Other Accounts Payable	19,968	21,274
2.02.02	Deferred Income	0	0
2.03	Interest Held by Minority Shareholders	0	0
2.04	Net Equity	2,950,701	2,731,874
2.04.01	Realized Capital Stock	1,251,921	1,251,921
2.04.02	Capital Reserves	3,948	3,948
2.04.02.01	Subsidy for Investments	3,948	3,948
2.04.02.02	Treasury Stock	0	0
2.04.03	Revaluation Reserves	690,764	707,001
2.04.03.01	Own Assets	690,764	707,001
2.04.03.02	Subsidiaries/Affiliates and Associated Companies	0	0
2.04.04	Profit Reserves	783.808	783.808
2.04.04.01	Legal	85,771	85,771
2.04.04.02	Statutory	0	0

2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	698,037	698,037
2.04.04.07.01	Treasury Stock	(3,937)	(3,937)
2.04.04.07.02	For Investments and for Working Capital	701,974	701,974
2.04.05	Retained Earnings/Accumulated Losses	220,260	(14,804)
2.04.06	Advance for Future Capital Increase	0	0

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07 – Consolidated Income Statement Real

07.01 – Consolidated Income Statement (x R$ 1000)

Code Number of Account:	Description of Account:	Value of Current Quarter 01/01/2007 to 31/03/2007:	Accumulated Value of Current Fiscal Period 01/01/2007 to 31/03/2007:	Value of Same Quarter in the Previous Fiscal Period 01/01/2006 to 31/03/2006:	Accumulated Value of Previous Fiscal Period 01/01/2006 to 31/03/2006:
3.01	Gross Income from Sales and/or Services	1,385,178	1,385,178	888,866	888,866
3.02	Deductions from Gross Income	(256,064)	(256,064)	(167,306)	(167,306)
3.03	Net Revenues from Sales and/or Services	1,129,114	1,129,114	721,560	721,560
3.04	Cost of Goods and/or Services Sold	(757,580)	(757,580)	(512,217)	(512,217)
3.05	Gross Income	371,534	371,534	209,343	209,343
3.06	Operating Income/Expenses	(95,557)	(95,557)	(51,002)	(51,002)
3.06.01	With Sales	(54,024)	(54,024)	(45,596)	(45,596)
3.06.02	General and Administrative	(40,860)	(40,860)	(38,260)	(38,260)
3.06.02.01	Remuneration of Personnel /Social Charges	(10,477)	(10,477)	(10,317)	(10,317)
3.06.02.02	Depreciation	(5,018)	(5,018)	(4,173)	(4,173)
3.06.02.03	Others	(25,365)	(25,365)	(23,770)	(23,770)
3.06.03	Financial	(3,934)	(3,934)	(10,012)	(10,012)
3.06.03.01	Financial Income	16,266	16,266	14,654	14,654
3.06.03.02	Financial Expenses	(20,200)	(20,200)	(24,666)	(24,666)
3.06.04	Other Operating Income	3,333	3,333	46,756	46,756
3.06.04.01	Net Monetary Variations	3,333	3,333	46,756	46,756
3.06.04.02	Other Net	0	0	0	0
3.06.05	Other Operating Expenses	(334)	(334)	(3,890)	(3,890)
3.06.05.01	Net Monetary Variations	0	0	0	0
3.06.05.02	Other Net	(334)	(334)	(3,890)	(3,890)
3.06.06	Equity Income	262	262	0	0
3.07	Operating Result	275,977	275,977	158,341	158,341
3.08	Non-operating Result	849	849	6,950	6,950
3.08.01	Income	849	849	6,950	6,950
3.08.02	Expenses	0	0	0	0

INITIALLED FOR IDENTIFICATION PURPOSES

3.09	Income Before Taxes/Shareholding Interests	276,826	276,826	165,291	165,291
3.10	Provision for Income Tax and Social Contributions	(73,598)	(73,598)	(39,610)	(39,610)
3.11	Deferred Income Tax	15,598	15,598	0	0
3.12	Statutory Shareholding Interests/Contributions	0	0	0	0
3.12.01	Shareholding Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Interest held by Minority Shareholders	0	0	0	0
3.15	Earnings/Losses in the Period	218,826	218,826	125,681	125,681

07.02 – Earnings/ Losses per Share

	Current Quarter 01/01/2007 to 31/03/2007:	Accumulated Value of the Current Fiscal Period 01/01/2007 to 31/03/2007:	Value of the Same Quarter in the Previous Fiscal Period 01/01/2006 to 31/03/2006:	Accumulated Value of the Previous Fiscal Period 01/01/2006 to 31/03/2006:
Number of Treasury Stock (Thousands):	74,294	74,294	74,294	74,294
Earnings per Share (R$)	2.94541	2.94541	1.69167	1.69167
Losses per Share (R$):	0.00000	0.00000	0.00000	0.00000

See comments on the performance of the parent company which substantially represents the consolidated performance of the Acesita Group.

09 – Interest in Subsidiaries/Affiliates

09.01 – Interest in Subsidiary and/or Affiliated Companies

Item:	**Corporate Name of Subsidiary/Affiliate:**			**CNPJ:**
Classification:	**% Interest in Capital of Investee Company:**	**% Net Equity Of Investing Company:**	**Type of company**	
No. of Shares held in the Current Quarter (Thousands):	**No. of Shares Held in the Previous Quarter (Thousands):**	**Initial Date of Fiscal Period in Course:**	**Final Date of Fiscal Period in Course:**	**No. of Current Quarter**
Initial Date of Current Quarter	**Final Date of Current Quarter**	**No. of Treasury Shares in Current Quarter (Thousands):**		**No. of Shares in the Same Quarter in the Previous Fiscal Period (Thousands):**
01	ACESITA SERVIÇOS, COM. IND. PART. LTDA.			60.500.121/0001-24
Privately-held, total ownership control	100.00%	11.63%	Industrial, commercial and other	
161,422	131,722	01/01/2007	31/12/2007	1
01/01/2007	31/03/2007		161,422	131,722

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INITIALLED FOR IDENTIFICATION PURPOSES

ITR - QUARTERLY INFORMATION

Quarterly Report (Corporation Law)2007/1 16/05/2007 12:47

Index

18 – Data of Subsidiary/Affiliate

- ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01.01 - Income Statement of Subsidiaries/Affiliates

Code Number:	Description	01/01/2007 to 31/03/2007	01/01/2007 to 31/03/2007	01/01/2006 to 31/03/2006	01/01/2006 to 31/03/2006
3.01	Gross Income from Sales and/or Services	132,423	132,423	80,080	80,080
3.02	Deductions from Gross Income	(38,444)	(38,444)	(22,286)	(22,286)
3.03	Net Income from Sales and/or Services	93,979	93,979	57,794	57,794
3.04	Cost of Goods and/or Services Sold	(70,542)	(70,542)	(48,491)	(48,491)
3.05	Gross Income	23,437	23,437	9,303	9,303
3.06	Operating Expenses/Income	(7,520)	(7,520)	(8,768)	(8,768)
3.06.01	From Sales	(10,107)	(10,107)	(6,077)	(6,077)
3.06.01.01	Personnel Expenses/Labor Charges	(5,184)	(5,184)	(2,718)	(2,718)
3.06.01.02	Sales Expenses	(3,378)	(3,378)	(2,027)	(2,027)
3.06.01.03	Others	(1,545)	(1,545)	(1,332)	(1,332)
3.06.02	General and	(4,267)	(4,267)	(1,914)	(1,914)

	Administrative				
3.06.02.01	Personnel Remuneration/ Social Charges	(1,112)	(1,112)	(784)	(784)
3.06.02.02	Outsourced Services	(792)	(792)	(433)	(433)
3.06.02.03	Taxes, Fees and Penalties	(64)	(64)	(32)	(32)
3.06.02.04	Depreciations and Amortizations	(1,878)	(1,878)	(348)	(348)
3.06.02.05	Others	(421)	(421)	(317)	(317)
3.06.03	Financial	17	17	(2,205)	(2,205)
3.06.03.01	Financial Income	715	715	716	716
3.06.03.02	Financial Expenses	(698)	(698)	(2,921)	(2,921)
3.06.04	Other Operating Income	2,625	2,625	2,300	2,300
3.06.04.01	Net Monetary Variations	794	794	1,615	1,615
3.06.04.02	Other Net	1,831	1,831	685	685
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Income	4,212	4,212	(872)	(872)
3.07	Operating Income	15,917	15,917	535	535
3.08	Non-Operating Income	(1)	(1)	(1,357)	(1,357)
3.08.01	Revenues	1	1	1	1
3.08.02	Expenses	(2)	(2)	(1,358)	(1,358)
3.08.02.01	Investment Premium	0	0	(1,353)	(1,353)
3.08.02.02	Others	0	0	(5)	(5)
3.09	Earnings Before Taxes/Shareholding Interest	15,916	15,916	(822)	(822)
3.10	Provision for Income Tax and Social Contribution	(2,472)	(2,472)	0	0
3.11	Deferred Income Tax	(250)	(250)	0	0
3.12	Statutory Shareholding Interest/Contributions	0	0	0	0
3.12.01	Shareholding Interests	0	0	0	0

3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Profit/Losses in the Period	13,194	13,194	(822)	(822)

18.01.02 – Earnings or Losses Per Share

	Current Quarter 01/01/2007 to 31/03/2007:	Accumulated in Current Fiscal Period 01/01/2007 to 31/03/2007:	Same Quarter in the Previous Fiscal Period 01/01/2006 to 31/03/2006:	Accumulated in the Previous Fiscal Period 01/01/2006 to 31/03/2006:
Nr. of Treasury Shares (Thousands):	161,422	161,422	131,722	131,722
Earnings per Share (R$):	0.08174	0.08174	0.00000	0,00000
Losses per Share (R$):	0.00000	0.00000	(0.00624)	(0.00624)

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The gross income for 1Q07 was 152% higher than that of 1Q06. The sales volume increased by 855 tons in comparison to 1Q06. The boom in the pipe market and the more than 50% increase in prices in comparison to the same period in 2006 were among the factors that led to this good performance.

END